Free Writing Prospectus dated July 21, 2020

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement dated July 21, 2020

Registration Statement No. 333-220461

GOLDEN MINERALS ANNOUNCES $6.5 MILLION BOUGHT DEAL OFFERING

Golden, Colorado, July 21, 2020 (Globe Newswire) -- Golden Minerals Company (NYSE American and TSX: AUMN) (“Golden Minerals”, “Golden” or “the Company”) announced today that it has entered into an underwriting agreement with H.C. Wainwright & Co. under which the underwriter has agreed to purchase on a firm commitment basis 15,476,191 shares of common stock of the Company, at a price to the public of $0.42 per share, less customary underwriting discounts and commissions. The closing of the offering is expected to occur on or about July 23, 2020, subject to satisfaction of customary closing conditions.

H.C. Wainwright & Co. is acting as the sole book-running manager for the offering.

The Company also has granted to the underwriter a 30-day option to purchase up to an additional 2,321,428 shares of common stock at the public offering price, less customary underwriting discounts and commissions. The gross proceeds to Golden, before deducting customary underwriting discounts and commissions and offering expenses and assuming no exercise of the option to purchase additional common stock, are expected to be approximately $6,500,000 million. Golden intends to use the net proceeds of the offering for working capital requirements and general corporate purposes.

The shares of common stock described above are being offered by the Company pursuant to a "shelf" registration statement on Form S-3 (File No. 333-220461) filed with the Securities and Exchange Commission (SEC) and declared effective on September 28, 2017 and the accompanying prospectus contained therein. The offering of the shares of common stock is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A preliminary prospectus supplement and the accompanying prospectus relating to and describing the terms of the offering has been filed with the SEC. Electronic copies of the preliminary prospectus supplement and the accompanying prospectus relating to this offering, and the final prospectus supplement relating to this offering when filed, may be obtained on the SEC's website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by e-mail at placements@hcwco.com or by calling 646-975-6996.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Neither the Toronto Stock Exchange nor the NYSE American have approved or disapproved the contents of this press release.

About Golden Minerals

Golden Minerals is a Delaware corporation based in Golden, Colorado. The Company is primarily focused on advancing its Rodeo and Velardeña properties in Mexico and, through partner-funded exploration, its El Quevar silver property in Argentina, as well as acquiring and advancing selected mining properties in Mexico, Argentina and Nevada.

GOLDEN MINERALS COMPANY

350 Indiana Street – Suite 650 – Golden, Colorado 80401 – Telephone (303) 839-5060

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation, including statements regarding the scheduled closing date of the offering and the anticipated use of proceeds. These statements are subject to risks and uncertainties, including the receipt of listing approval from the Toronto Stock Exchange and NYSE American and general market conditions. Additional risks relating to Golden may be found in the periodic and current reports filed with the Securities Exchange Commission by Golden, including the Company's Annual Report on Form 10-K for the year ended December 31, 2019.

For additional information please visit http://www.goldenminerals.com/ or contact:

Golden Minerals Company

Karen Winkler, Director of Investor Relations

(303) 839-5060

SOURCE: Golden Minerals Company

GOLDEN MINERALS COMPANY

350 Indiana Street – Suite 650 – Golden, Colorado 80401 – Telephone (303) 839-5060